===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            -----------------------


                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934*
                      -----------------------------------


                              Coast Casinos, Inc.
                               (Name of Issuer)
                        -------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of securities)


                                     NONE
                                (CUSIP Number)
                                --------------

                             BRIAN A. LARSON, ESQ.
                                GENERAL COUNSEL
                            BOYD GAMING CORPORATION
                             2950 INDUSTRIAL ROAD
                            LAS VEGAS, NEVADA 89109
                                (702) 792-7200

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)
                  ------------------------------------------

                                   COPY TO:
                             MARK I. GREENE, ESQ.
                          CRAVATH, SWAINE & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000
                           -------------------------

                               February 6, 2004
            (Date of Event which Requires Filing of this Statement)

===============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. NONE

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     BOYD GAMING CORPORATION

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     88-0242733
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]
     (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)       [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    819,193.52
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    819,193.52

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     819,193.52

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.1%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          The title of the class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the "Issuer Common Stock"), of Coast Casinos, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4500 West Tropicana Road, Las Vegas, Nevada 89103.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(f) The name of the persons filing this statement is Boyd Gaming Corporation, a Nevada corporation ("Boyd Gaming"). Boyd Gaming is a multi-jurisdictional gaming company that currently owns and operates thirteen casino facilities. The address of the principal business and the principal office of Boyd Gaming is 2950 Industrial Road, Las Vegas, Nevada 89109. Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of Boyd Gaming's directors and executive officers. During the last five years, neither Boyd Gaming nor, to Boyd Gaming's knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Boyd Gaming nor, to Boyd Gaming's knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Boyd Gaming and certain stockholders of the Issuer (the "Stockholders") entered into a Stockholders Agreement dated as of February 6, 2004 (the "Stockholders Agreement", attached as Exhibit 1 hereto and the terms of which are hereby incorporated by reference), in order to induce Boyd Gaming to enter into the Merger Agreement (as defined below). Pursuant to the Stockholders Agreement, the Stockholders agreed to vote their shares of Issuer Common Stock, totaling 819,193.52 shares (the "Subject Shares"), representing approximately 56.1% of the issued and outstanding shares of Issuer Common Stock based on the Issuer's representation in the Merger Agreement that there were 1,461,177.94 shares of Issuer Common Stock issued and outstanding at the close of business on February 5, 2004, in favor of the Merger (as defined below).

          On February 6, 2004, Boyd Gaming, BGC, Inc., a Nevada corporation and a wholly owned subsidiary of Boyd Gaming ("Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement", attached hereto as Exhibit 2 and the terms of which are hereby incorporated by reference) providing for the merger of the Issuer with and into Sub (the "Merger"), with Sub surviving the Merger (the "Surviving Corporation") upon the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, as of the Effective Date (as defined in the Merger Agreement) each issued and outstanding share of Issuer Common Stock held by Michael J. Gaughan (the Chairman of the Board and the Chief Executive

Officer of the Issuer) and each issued and outstanding share of Issuer Common Stock held by Franklin Toti (a director and Vice President of Casino Operations of the Issuer) will be converted into the right to receive 32.8025 shares of common stock of Boyd Gaming. In addition, each issued and outstanding share of Issuer Common Stock held by Jerry Herbst (a director and Treasurer of the Issuer) will be converted into the right to receive $550 in cash. None of Mr. Gaughan, Mr. Toti or Mr. Herbst will have dissenters' rights under Nevada law.

          Each remaining stockholder of the Issuer (other than Boyd Gaming, Sub and the Issuer) will have the right to elect to receive either (i) 32.8025 shares of common stock of Boyd Gaming or (ii) $550 in cash in exchange for each issued and outstanding share of Issuer Common Stock held by such stockholder. The aggregate number of shares of stock consideration and the aggregate amount of cash consideration available to these stockholders will be capped at 1,009,194 shares and $336,170,276.20, respectively, and consideration will be prorated to the extent that the aggregate amount of stock consideration or cash consideration elected exceeds the applicable cap. However, to the extent necessary to avoid having the Merger not qualify for tax-free treatment under Section 368(a) of the Internal Revenue Code of 1986, as amended, Boyd Gaming will increase the cap on the number of shares of common stock of Boyd Gaming available as consideration in the Merger (and will, at the same time, decrease the cap on the amount of cash available as consideration in the Merger) to the extent sufficient to qualify the Merger for such tax-free treatment, although the aggregate number of shares of common stock of Boyd Gaming that Boyd Gaming may issue pursuant to this adjustment mechanism cannot exceed 7,837,077 shares (and, to the extent that the number of shares of common stock of Boyd Gaming necessary to ensure tax-free treatment of the Merger exceeds 7,837,077 shares, Boyd Gaming will have the option to terminate the Merger). Those stockholders of the Issuer (other than Mr. Gaughan, Mr. Toti and Mr. Herbst) who dissent from the Merger will have dissenters' rights under Nevada law.

ITEM 4.   PURPOSE OF TRANSACTION

          (a)-(c) Boyd Gaming required the Stockholders to enter into the Stockholders Agreement in order to induce Boyd Gaming to enter into the Merger Agreement. The information set forth in Item 3 and the agreements set forth in the Exhibits attached hereto are incorporated herein by reference. According to the terms of the Stockholders Agreement, the Stockholders have agreed, among other things, (i) to vote all the Subject Shares in favor of the approval and adoption of the Merger Agreement and the Merger and against (a) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, joint venture, binding share exchange, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (b) any Company Takeover Proposal (as defined in the Merger Agreement) or (c) any amendment of the articles of incorporation or by-laws of the Issuer or other proposal, action or transaction involving the Issuer or any of its stockholders, which amendment or other proposal, action or transaction would, or would reasonably be expected to in any manner impede, frustrate, interfere with, delay, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Stockholders Agreement, or change in any manner the voting rights of any class of capital stock of the Issuer; (ii) with certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of the Subject Shares; and (iii) to grant to, and appoint, Boyd Gaming, William S. Boyd (Chairman of the Board and Chief Executive Officer of Boyd Gaming) and William R. Boyd (Vice President of Boyd Gaming) as the Stockholders' proxy and attorney-in-fact to vote the Subject Shares in a manner consistent with the obligations of the Stockholders set forth in clause
(i) above. The Stockholders Agreement terminates upon the earliest to occur of
(x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement pursuant to certain specified subsections of the Merger Agreement and (z) two years after the date of the Stockholders Agreement. The name of each Stockholder and the number of Subject Shares held by such Stockholder and subject to the Stockholders Agreement as of February 6, 2004, are set forth in Annex A to the Stockholder Agreement, and are incorporated herein by reference.

          (d) The Merger Agreement provides that, upon consummation of the Merger, the directors of the Surviving Corporation will be the existing directors of Sub as well as Mr. Gaughan, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The Merger Agreement also provides that the officers of the Surviving Corporation shall be the existing officers of the Issuer immediately prior to the consummation of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

          (e)-(f) The Merger Agreement restricts the Issuer from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires the Issuer to operate in the ordinary course of business.

          (g) The Merger Agreement provides that, upon consummation of the Merger, the

Articles of Incorporation of Sub will be the Articles of Incorporation of the Surviving Corporation, and shall be amended to change the name of the surviving corporation to "Coast Casinos, Inc." The Merger Agreement also provides that, upon consummation of the Merger, the By-laws of Sub, as in effect immediately prior to the Merger, will be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) Not applicable.

          (i) Upon consummation of the Merger, the Issuer Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Boyd Gaming currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through 4(i) of Schedule 13D (although Boyd Gaming reserves the right to develop such plans).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As of February 6, 2004, the shares subject to the Stockholders Agreement consisted of 819,193.52 shares of Issuer Common Stock and represented approximately 56.1% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer's representation in the Merger Agreement that there were 1,461,177.94 shares of Issuer Common Stock issued and outstanding at the close of business on February 5, 2004. By virtue of the Stockholders Agreement, Boyd Gaming may be deemed to share with the Stockholders the power to vote or, with certain exceptions, dispose of shares of Issuer Common Stock subject to the Stockholders Agreement. As a result of the Stockholders Agreement, Boyd Gaming may be deemed to be the beneficial owner of 819,193.52 shares, or approximately 56.1%, of Issuer Common Stock.

          Pursuant to Rule 13d-4 under the Act, Boyd Gaming hereby declares that this Schedule 13D shall not be deemed an admission that Boyd Gaming is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of the Issuer that are subject to the Stockholders Agreement.

          (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Issuer Common Stock effected by Boyd Gaming or, to Boyd Gaming's knowledge, any person identified in Schedule A, during the past sixty days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information set forth under Items 3, 4 and 5 and the agreements set forth in the Exhibits attached hereto are incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits:

     Exhibit                             Exhibit Name
     Number

        1. Stockholders Agreement dated as of February 6, 2004, among Boyd Gaming Corporation and the stockholders of Coast Casinos, Inc. party thereto.

        2. Agreement and Plan of Merger dated as of February 6, 2004, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2004

                                        BOYD GAMING CORPORATION

                                        by
                                             /s/ Ellis Landau
                                             -------------------
                                             Name:  Ellis Landau
                                             Title: Executive Vice President
                                                    and Chief Financial Officer

                                                                    SCHEDULE A


          The following is a list of the executive officers and directors of Boyd Gaming, setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

          The residence or business address for each of the individuals listed below is Boyd Gaming Corporation, 2950 Industrial Road, Las Vegas, Nevada 89109.


   Name/Citizenship             Position at Boyd Gaming             Present Principal Occupation or
                                                                       Employment*

Robert L. Boughner            Director, Vice President and          Vice President and Secretary of
                              Secretary of Boyd Atlantic City,      Boyd Atlantic City, Inc. and CEO
                              Inc. and CEO of Marina District       of Marina District Development
                              Development Company, LLC              Company, LLC

William S. Boyd               Chairman and CEO                      CEO of Boyd Gaming

William R. Boyd               Vice President and Director           Vice President of Boyd Gaming

Paul Chakmak                  Senior Vice President - Finance and   Senior Vice President - Finance
                              Treasurer                             and Treasurer of Boyd Gaming

Ellis Landau                  Executive Vice President, Treasurer   Executive Vice President
                              and Chief Financial Officer           and Chief Financial Officer
                                                                    of Boyd Gaming

Marianne Boyd Johnson         Vice Chairman of the Board of         Senior Vice President of Boyd
                              Directors and Senior Vice President   Gaming

Brian A. Larson               Senior Vice President, Secretary      Senior Vice President, Secretary
                              and General Counsel                   and General Counsel of Boyd Gaming

Luther Mack                   Director                              Owner of 10 McDonald's
                                                                    franchises in northern Nevada
                                                                    (321 Broadway, Reno, NV 89502)

Michael O. Maffie             Director                              CEO of Southwest Gas Corporaions
                                                                    (5241 Spring Mountain Road
                                                                    P.O. Box 98510 Las Vegas, NV  89193)

Billy G. McCoy                Director                              Retired

Frederick J. Schwab           Director                              Retired

Donald D. Snyder              President and Director                President of Boyd Gaming

Keith E. Smith                Executive Vice President and Chief    Executive Vice President and
                              Operating Officer                     Chief Operating Officer of Boyd
                                                                    Gaming.

Perry B. Whitt                Director                              Retired

Veronica Wilson               Director                              President and CEO of Blind Centre
                                                                    of Nevada (1001 N. Bruce Street,
                                                                    Las Vegas, NV  89101)




* Unless otherwise indicated, the address is 2950 Industrial Road, Las Vegas, NV 89109.

                                                                    SCHEDULE A



     Exhibit                         Exhibit Name
     Number

        1. Stockholders Agreement dated as of February 6, 2004, among Boyd Gaming Corporation and the stockholders of Coast Casinos, Inc. party thereto.

        2. Agreement and Plan of Merger dated as of February 6, 2004, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.